SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 PartsBase, Inc.
                                 ---------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   70214P 10 9
                                   -----------
                                 (CUSIP Number)

                                  Atlas II, LP
                                630 Fifth Avenue
                                   20th Floor
                               New York, NY 10111
                              Attn: Richard Jacinto

                              Marathon Partners LP
                            52 Vanderbilt Ave, 5th Fl
                               New York, NY 10017
                               Attn: Mario Cibelli

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 20, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
CUSIP No.    70214P 10 9
            -------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON                                 ATLAS II, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a   [ ]
                                                                       b   [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------

                                         7.       SOLE VOTING POWER

          NUMBER OF                                      0
           SHARES                        ---------------------------------------
        BENEFICIALLY                     8.       SHARED VOTING POWER
            OWNED
          BY EACH                                    1,370,400
         REPORTING                       ---------------------------------------
        PERSON WITH                      9.       SOLE DISPOSITIVE POWER

                                                       866,000
                                         ---------------------------------------
                                         10.      SHARED DISPOSITIVE POWER

                                                         0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,370,400
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 70214P 10 9

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON                           Marathon Partners LP
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a     [ ]
                                                                       b     [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

--------------------------------------------------------------------------------
                                          7.       SOLE VOTING POWER

            NUMBER OF                                     0
             SHARES                       --------------------------------------
          BENEFICIALLY                    8.       SHARED VOTING POWER
             OWNED
            BY EACH                                   1,370,400
           REPORTING                      --------------------------------------
          PERSON WITH                     9.       SOLE DISPOSITIVE POWER

                                                        605,200
                                          --------------------------------------
                                          10.      SHARED DISPOSITIVE POWER

                                                          0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,471,200
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

     This Amended Schedule 13D ("Amendment") amends the Schedule 13D filed on August 27, 2002. This Amendment relates to shares of Common Stock, par value $0.001 (the "Shares") of PartsBase, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is 621 NW 53rd Street, Seventh Floor, Boca Raton, Florida 33487. The Reporting Persons (as described below) own an aggregate of 1,471,200 Shares as set forth in Item 5.

Item 2.  Identity and Background.
         -----------------------

     a. The persons filing this statement are Atlas II, LP ("Atlas") and Marathon Partners LP ("Marathon"), collectively referred to together as the "Reporting Persons."

     b. The business addresses for Atlas is 630 Fifth Avenue, 20th Floor, New York, NY 10100 and for Marathon is 52 Vanderbilt Ave, 5th Fl, New York, NY 10017.

     c. Atlas and Marathon manage and operate as investment funds.

     Neither of the Reporting Persons,  during the past five (5) years, have not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Not applicable.

Item 4.  Purpose of the Transactions.
         ---------------------------

     The Reporting Persons are filing this Amendment to state that they do not intend to oppose the proposal by the Issuer's President, Robert A. Hammond, Jr. and Hammond I, Inc. to acquire all of the outstanding Shares (other than shares owned by Mr. Hammond and stockholders owned or controlled by Mr. Hammond) at $1.50 per Share. In the Reporting Persons' original Schedule 13D, they reported their opposition to a proposal by Mr. Hammond to purchase all of the outstanding Shares at $1.25 per Share. The terms of the current proposal at $1.50 per Share can be found in the Issuer's proxy statement on Schedule 13E. The Reporting Persons pursuant to the attached voting agreement agreed to give a proxy to Hammond I, Inc. to vote 1,370,400 shares which they have shared voting power in favor of the merger. The Reporting Persons will have no economic interest in the acquiring company, but may be deemed part of the "group" formed by Mr. Hammond and Hammond I, Inc. under Rule 13d-5(b)(1) due to the voting agreement. As permitted under Rules 13d-1(k), the Reporting Persons will continue to make their own filing as they deem necessary to comply with Rule 13D.

     This filing does not constitute a solicitation for any proxy and is filed to disclose the intent of the Reporting Group. Any solicitation, including filing and sending a proxy statement, will be made directly by the Issuer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The Reporting Persons aggregately beneficially own 1,471,200 or 10.5% of the shares of Common Stock of the Issuer.

     (b) Atlas has shared voting power over 1,370,400 Shares and sole dispositive power over 866,000 shares. Marathon has shared voting power over 1,370,400 Shares and sole dispositive power over 605,200 (of which 100,800 Shares are held on behalf of clients' managed accounts and 400 Shares are owned by the children of Mario Cibelli, Managing Member of Marathon. Marathon does not have voting power over the 100,800 Shares held on behalf of clients' managed accounts, but the clients generally follow his recommendations to them.).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ----------------------------

     Not Applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         9.   Voting Agreement, dated December 20, 2002

         10. Joint Filing Agreement (Incorporated by reference to original 13D filed on August 27, 2002.)

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




                                                  ATLAS II, L.P.,
                                                  A New York Limited Partnership



Date:  December 20, 2002                         /S/ RICHARD JACINTO, II
                                                 -------------------------------
                                                 Richard Jacinto, II
                                                 General Partner



                                                 MARATHON PARTNERS, LP,
                                                 A New York Limited Partnership



Date:  December 20, 2002                         /S/ MARIO CIBELLI
                                                 -------------------------------
                                                 Mario Cibelli,
                                                 Managing Member